August 9, 2024

Chris Showalter
Chief Executive Officer
Lifezone Metals Limited
Commerce House
1 Bowring Road
Ramsey, Isle of Man, IM8 2LQ

       Re: Lifezone Metals Limited
           Registration Statement on Form F-3
           Filed August 1, 2024
           File No. 333-281189
Dear Chris Showalter:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Christopher Lapp, Esq.